Exhibit 99.1

Amira Nature Foods Ltd Announces Results for the Six Months Ended September 30, 2018
and Reiterates $200 million Revenue Guidance for Next 12 months

DUBAI, United Arab Emirates,  (April 1, 2019) (BUSINESS WIRE) -- Amira Nature Foods Ltd (the "Company")  (NYSE: ANFI), a global provider of packaged specialty rice, today reported financial results for the six months ended September 30, 2018.  During the six months ended September 30, 2018, the Company had total revenue of $123.7 million, which was significantly lower on a historical basis as a result of the Company’s capital constraints and the financial climate in India during that period. Historically, revenue from international sales has contributed approximately 60% of total sales, and revenue from Indian sales has contributed approximately 40% of total sales. Due to seasonality, revenue in the first half of the fiscal year is typically approximately 40% of revenue for the full fiscal year.

During the six months ended March 31, 2019 the Company announced a reduction in ownership in its Indian subsidiary, Amira Foods India to a minority interest, as well as a focus on the Company’s international business. The Company also recently announced a EUR25 million debt financing at a fixed interest rate of 8.5% and maturing December 17, 2023. Due to the aforementioned significant developments, the Company is not providing guidance for the remaining half of the fiscal year ended March 31, 2019.

The Company today also reiterated its $200 million revenue guidance for the 2020 fiscal year ending March 31, 2020. Going forward, the Company’s focus will be on strengthening its international business and as such the 2020 fiscal year $200 million revenue guidance consists solely of international revenue (ex-India). The Company also recently announced revenue of $42 million from a repeat customer in the Europe, Middle East, and Africa region, which the Company expects to recognize in the 2020 fiscal year ending March 31, 2020.

Further information on the Company, including an updated investor presentation and other information, can be found on the Company’s website at www.amira.net.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a global provider of packaged specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Germany, the United Kingdom, and the United States.

Cautionary Note on Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases that we or our members of management use such as “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts as planned; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important considerations contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Wendy Eguez

The Amira Group

+447340071854

wendy.eguez@theamiragroup.com